Prudential Investment Portfolios, Inc. 10
655 Broad Street
Newark, New Jersey 07102

December 22, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential QMA Mid-Cap Value Fund

Post-Effective Amendment No. 61 to the Form N-1A Registration Statement
under the Securities Act of 1933; Amendment No. 62 to the Form N-1A
Registration Statement under the Investment Company Act of 1940
Securities Act Registration No. 033-119741

Investment Company Act No. 811-08085

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 10, 2017 on behalf of Prudential Investment Portfolios, Inc. 10 (the Registrant) the above-referenced post-effective amendment (the Amendment).[1] The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding two new classes of shares to the Prudential QMA Mid-Cap Value Fund (the Fund), which is a series of the Registrant. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 28, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

[1] Due to erroneous EDGAR series and class ID data, the Amendment was subsequently withdrawn on the advice of the SEC staff, and a new post-effective amendment under Rule 485(a) will be filed reflecting and incorporating the comments and responses set forth in this letter. The Fund intends to request acceleration of the effectiveness of the new post-effective amendment.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part that: “To manage risk, we limit certain exposures such as the proportion of assets invested in an individual stock or industry.”

With respect to this disclosure, please consider specifying the specific limits of the exposures referenced in the disclosure.

Response: In response to this comment, the disclosure has been revised to more clearly explain the subadviser’s process for limiting risk exposures.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies, the following disclosure is set out, which you should consider also including in the discussion of the Fund’s principal investment strategies in the Fund Summary:

“In addition to common stocks, we may invest in other equity-related securities, including nonconvertible preferred stocks, and convertible securities—like bonds, corporate notes and preferred stocks—that we can convert into a company’s common stock, the cash value of common stock, or some other equity security.”

Response: Because the securities and/or investment strategies that are discussed in this disclosure are not principal investment strategies for the Fund, we respectfully would decline to include these securities and/or investment strategies in the discussion of the Fund’s principal investment strategies appearing in the Fund Summary.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” there is disclosure stating that the Fund may invest in Exchange-Traded Funds. Please confirm that the Fund’s investments in Exchange-Traded Funds do not require the inclusion of a row in the Prospectus fee table to disclose acquired fund fees and expenses.

Response: The Fund’s investments in Exchange-Traded Funds are insufficient to require the inclusion of a row in the Prospectus fee table to disclose acquired fund fees and expenses pursuant to the requirements of Form N-1A.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the following disclosures appear (listed below). If any of these investments or securities are part of the

Fund’s principal investment strategies, please add appropriate disclosure to the discussion of the Fund’s principal investment strategies in the Fund Summary.

--Exchange-Traded Funds
--Fixed-Income Securities
--Foreign Securities
--Short Sales Against-the-Box
--When-Issued and Delayed Delivery Securities

Response: Because none of these investments or securities are part of the Fund’s principal investment strategies, we respectfully would decline to include disclosure relating to these investments or securities in the discussion of the Fund’s principal investment strategies contained in the Fund Summary.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal & Non-Principal Strategies,” please consider including in the Fund Summary the percentage investment limits which appear in this table which are applicable to the Fund’s principal investment strategies.

Response: In response to this comment, the table of “Principal & Non-Principal Strategies: Investment Limits” that is included in this section has been revised to specifically delineate the Fund’s principal and non-principal strategies.

13. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel